December 30, 2024

Ding Wei
Chief Executive Officer
INNO HOLDINGS INC.
2465 Farm Market 359 South
Brookshire, TX 77423

       Re: INNO HOLDINGS INC.
           Registration Statement on Form S-3`
           Filed December 27, 2024
           File No. 333-284054
Dear Ding Wei:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing